Exhibit 4.1

September 3, 2010

Wegener Communications, Inc.
11350 Technology Circle
Johns Creek, Georgia  30097
Re:  Fourteenth Amendment

Gentlemen:

Wegener Communications, Inc., a Georgia corporation (“Borrower”), and The David E. Chymiak Trust Dated December 15, 1999 (“Trust”), as assignee of the Bank of America, N.A., successor interest by merger to LaSalle Bank National Association, respecting a $4,250,000 Loan and Security Agreement (“Security Agreement”), which Security Agreement has been previously amended thirteen times, wish to further amend the Security Agreement as provided herein (the “fourteenth Amendment”).

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower and the Trust hereby agree as follows:

Provision A. 2 of the Twelfth Amendment is deleted in its entirety and the following is substituted in its place:

2.	Loan Amount. Provision 1 of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

(1)
LOAN LIMIT: The aggregate loan limit shall be Four Million two hundred fifty thousand and No/100s Dollars ($4,250,000.00) (the “Loan Limit”).  The Loan Limit is inclusive of the amount the Trust will pay to the Bank in respect of the Assignment, but shall be exclusive of any accrued but unpaid interest hereunder.

Provision A. 3 of the Twelfth Amendment is deleted in its entirety and the following is substituted in its place:

3.	Provision 6 of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

(6)
INTEREST RATE: The Loan made pursuant to this Agreement shall bear interest at Twelve percent (12.00%) per annum and such interest shall begin to accrue at that rate on the date of the Assignment through September 2, 2010.  Effective September 3, 2010, interest shall accrue at the rate of Eight percent (8.00%) per annum.  All interest shall be calculated upon the basis of a 360 day year.

Except as expressly amended hereby, the Security Agreement, as amended, are ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the terms thereof.  In the event there is any conflict between the provisions of this Fourteenth Amendment and those in the Security Agreement generally, the provisions of this Fourteenth Amendment shall control in all respects.

THE DAVID E. CHYMIAK TRUST DATED DECEMBER 15, 1999

By:  /s/  David E. Chymiak
Name:  David E. Chymiak
Title: Trustee
Accepted and agreed to this
3rd day of September, 2010.

WEGENER COMMUNICATIONS, INC.

By:  /s/ C. Troy Woodbury, Jr.
Name:    C. Troy Woodbury, Jr.
Title: CEO
Accepted and agreed to this
3rd day of September, 2010

By:  /s/ James Traicoff
Name:   James Traicoff
Title: Treasurer and CFO
Accepted and agreed to this
3rd day of September, 2010

Consented and agreed to by the following guarantor of the obligations of Wegener Communications, Inc. to The David E. Chymiak Trust Dated December 15, 1999.

WEGENER CORPORATION

By:  /s/ C. Troy Woodbury, Jr.
Name:   C. Troy Woodbury, Jr.
Title: President and CEO
Date: September 3, 2010